SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May - 2015

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on May 28, 2015.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: May 28, 2015
	By:	/s/ Itai Loewenstein
Name: Itai Loewenstein
Title: Chief Financial Officer

                        FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q1 2015 FINANCIAL RESULTS

YAVNE, Israel - May 28, 2015 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter Fiscal 2015 Highlights:
•	Sales decreased 9.3% from first quarter of 2014 to NIS 86.2 million (US$ 21.7 million)
•	Gross profit decreased 20.3% from first quarter of 2014 to NIS 17.1 million (US$ 4.3 million), or 19.8% of sales
•	Operating income decreased 67.8% from first quarter of 2014 to NIS 2.1 million (US$ 0.5 million), or 2.4% of sales
•	Net income decreased 63.1% from first quarter of 2014 to NIS 2.6 million (US$ 0.7 million), or 3.0% of sales
•	Earning per share of NIS 0.2 (US$ 0.05)
•	Cash and securities balance (net of short-term bank debt) of NIS 216.0 million (US$ 54.3 million) as of March 31, 2015

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded and innovative kosher dairy food products.

First Quarter Fiscal 2015 Summary
Sales for the first quarter of 2015 decreased by 9.3% to NIS 86.2 million (US$ 21.7 million) from NIS 95.0 million (US$ 23.9 million) recorded in the first quarter of 2014. Sales decreased in the first quarter of 2015 primarily due to overall market decline in food product consumption by the Israeli consumer.

Gross profit for the first quarter of 2015 decreased by 20.3% to NIS 17.1 million (US$ 4.3 million) compared to NIS 21.4 million (US$ 5.4 million) recorded in the first quarter of 2014. First quarter gross margin was 19.8% compared to gross margin of 22.5% for the same period in 2014. The decrease in gross margin in the first quarter of 2015 was primarily due to reductions in the prices of certain of our products as a result of continued expectations from our customers for us to reduce prices and to certain expense shifting from selling expenses to gross margin, as a result of government regulations that became effective in January 2015. The decrease in gross margin was also less significantly caused by the strengthening of the U.S. dollar versus the NIS.

Willi-Food’s operating income for the first quarter of 2015 decreased by 67.8% to NIS 2.1 million (US$ 0.5 million) compared to NIS 6.4 million (US$ 1.6 million) recorded in the first quarter of 2014. Selling expenses increased by 2.9% from the comparable quarter of 2014, primarily due to an increase in promotional expenses that included a one-time NIS 1.6 million (US$ 0.4 million) expense related to a nationwide media campaign launched in the first quarter of 2015 which was aimed at broadening awareness of Willi-Food brand and products. Selling expenses as a percentage of sales increased in the first quarter of 2015 to 12.0% compared to 10.6% in the first quarter of 2014. General and administrative expenses decreased by 7.4% from the first quarter of 2014.

Willi-Food’s income before taxes for the first quarter of 2015 decreased by 60.8% to NIS 3.8 million (US$ 1.0 million) compared to NIS 9.8 million (US$ 2.5 million) recorded in the first quarter of 2014.

Willi-Food's net income in the first quarter of 2015 decreased by 63.1% to NIS 2.9 million (US$ 0.7 million), or NIS 0.20 (US$ 0.05) per share, from NIS 7.1 million (US$ 1.8 million), or NIS 0.55 (US$ 0.16) per share, recorded in the first quarter of 2014.

Willi-Food ended the first quarter of 2015 with NIS 216.0 million (US$ 54.3 million) in cash and securities net from short-term debt. Willi-Food's shareholders' equity at the end of March 2015 was NIS 392.5 million (US$ 98.6 million).

Business Outlook
Mr. Zwi Williger, Chairman of Willi-Food, commented, “First quarter sales and profit margins were negatively affected by continued pressure from our customers to reduce prices and continued decline of food consumption by the Israeli consumer. Although these trends did not reduce the number of consumer visits to stores that stock our products, they did sharply decrease the consumer's consumption basket. In light of our expectation that these trends will continue, we face increased uncertainty in the local economy, and a principal challenge will be in managing our expenses in order to offer our products at the lower prices our customers expect.  Such expense management will be needed in order to maintain our customer base both in the retail and wholesale markets during these difficult times for the food industry”.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2015, U.S. $1.00 equals NIS 3.98. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month ended March 31, 2015 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:
G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	March 31,	December 31,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS		US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	76,543	82,902	19,232	20,830
Financial assets carried at fair value through profit or loss	119,349	122,733	29,987	30,837
Short term deposit	20,124	19,445	5,056	4,886
Trade receivables	99,908	86,690	25,105	21,781
Other receivables and prepaid expenses	2,934	3,700	737	930
Inventories	51,633	48,587	12,973	12,208
Current tax assets	1,624	1,372	408	345
Total current assets	372,115	365,428	93,498	91,817

Non-current assets
Property, plant and equipment	74,324	73,826	18,674	18,549
Less -Accumulated depreciation	29,233	28,579	7,345	7,181
	45,091	45,247	11,329	11,368

Other receivables and prepaid expenses	142	133	36	33
Goodwill	36	36	9	9
Deferred taxes	213	505	54	127
Total non-current assets	45,482	45,921	11,428	11,537

	417,597	411,349	104,926	103,354

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	26	-	7	-
Trade payables	19,558	15,518	4,914	3,899
Employees Benefits	2,582	2,120	649	533
Other payables and accrued expenses	2,370	7,010	595	1,761
Total current liabilities	24,536	24,648	6,165	6,193

Non-current liabilities
retirement benefit obligation	603	635	152	159
Total non-current liabilities	603	635	152	159

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding – 13,107,579 shares at March 31, 2015; 12,974,245 shares at December 31, 2014)	1,420	1,407	357	354
Additional paid in capital	125,158	121,430	31,447	30,510
Capital fund	247	247	63	62
Remeasurement of the net liability in respect of defined benefit	(25)	(57)	(7)	(14)
Retained earnings	265,658	263,039	66,749	66,090
Equity attributable to owners of the Company	392,458	386,066	98,609	97,002

	417,597	411,349	104,926	103,354

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended		Three months ended
	March 31		March 31
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS		US dollars (*)
	(in thousands, except per share and share data)

Sales	86,176	94,969	21,652	23,862
Cost of sales	69,113	73,565	17,365	18,484
Gross profit	17,063	21,404	4,287	5,378

Operating costs and expenses:
Selling expenses	10,360	10,067	2,603	2,530
General and administrative expenses	4,679	5,056	1,176	1,270
Other Income	(44)	(147)	(11)	(37)
Total operating expenses	14,995	14,976	3,768	3,763

Operating income	2,068	6,428	519	1,615

Financial income	1,860	3,497	467	879
Financial expense	103	162	26	41
Total financial income	1,757	3,335	441	838

Income before taxes on income	3,825	9,763	960	2,453
Taxes on income	1,206	2,656	303	667
Net income	2,619	7,107	657	1,786

Earnings per share:

Basic earnings per share	0.20	0.55	0.05	0.16

Diluted earnings per share	0.20	0.55	0.05	0.16

Shares used in computation of basic EPS	13,014,245	12,974,245	13,014,245	12,974,245

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Three months ended
	March 31		March 31
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS		US dollars (*)
	(in thousands, except per share and share data)

Cash flows - operating activities:
Profit from continuing operations	2,619	7,107	657	1,786
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix)	(16,542)	(24,702)	(4,155)	(6,207)

Net cash used in continuing operating activities	(13,923)	(17,595)	(3,498)	(4,421)

Cash flows - investing activities:
Acquisition of property plant and equipment	(1,520)	(1,829)	(382)	(460)
Proceeds from sale of property plant and Equipment	132	745	33	187
Proceeds from (used in) purchase of marketable securities, net	5,470	(32,164)	1,374	(8,081)
Proceeds from Loan carried at fair value through profit or loss	-	65,400	-	16,432

Net cash from continuing investing activities	4,082	32,152	1,025	8,078

Cash flows - financing activities:
Short-term bank debt	26	2,626	7	660
Exercise of options into shares	3,456	-	868	-

Net cash from (used in) continuing financing activities	3,482	2,626	875	660

Increase (decrease) in cash and cash equivalents	(6,359)	17,183	(1,598)	4,317

Cash and cash equivalents at the beginning of the financial year	82,902	36,197	20,830	9,095

Cash and cash equivalents of the end of the financial year	76,543	53,380	19,232	13,412

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Three months ended
	March 31		March 31
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS		US dollars (*)
	(in thousands, except per share and share data)

Cash flows from operating activities:

A. Adjustments to reconcile net profit to net cash from operating activities

Increase (Decrease) in deferred income taxes	292	(200)	74	(50)
Unrealized gain from Short term deposit	(679)	-	(171)	-
Unrealized Gain of loan carried at fair value through profit or loss	-	(100)	-	(25)
Unrealized gain on marketable securities	(2,086)	(3,008)	(524)	(756)
Depreciation and amortization	977	890	245	224
Capital gain on disposal of property plant and equipment	(44)	(188)	(11)	(47)
Stock based compensation reserve	285	476	72	120

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(12,713)	(23,613)	(3,194)	(5,934)
Decrease (Increase) in inventories	(3,047)	501	(766)	126
Increase in trade and other payables, and other current liabilities	473	540	120	135

	(16,542)	(24,702)	(4,155)	(6,207)
B. Significant non-cash transactions:
Purchase of property, plant and equipment	(611)	-	(154)	-

Supplemental cash flow information:
Income tax paid	2,190	2,447	550	615

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Itai Loewenstein, CFO
 (+972) 8-932-1000
itai@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.